Mannatech, Incorporated
1410 Lakeside Parkway, Suite 200
Flower Mound, Texas 75028

June 9, 2020
VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
Office of Mergers and Acquisitions
100 F. Street, N.E.
Washington, D.C. 20549
Attn: Joshua Shainess, Special Counsel
        David Plattner, Special Counsel

Re: Mannatech, Inc.
        Schedule TO-I filed May 29, 2020
        Schedule TO-C filed May 29, 2020
        File No. 005-57067

Ladies and Gentlemen:
Set forth below are the responses of Mannatech, Incorporated, a Texas corporation (the “Company”), to the comments received from the staff in the Office of Mergers and Acquisitions in the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated June 5, 2020 with respect to the Company’s Schedule TO-I filed with the Commission on May 29, 2020 (“Schedule TO-I”) and the Company’s Schedule TO-C filed with the Commission on May 29, 2020 (“Schedule TO-C”).
Concurrently with the submission of this response letter, the Company is filing, through EDGAR, Amendment No. 1 to the Schedule TO-I (the “Amendment No. 1”) to address the Staff’s comments. For your convenience, the Company has set forth below each Staff comment followed by the Company’s response.
The bold and numbered paragraphs below correspond to the numbered paragraphs in the Staff’s letter and are followed by the Company’s responses. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in Amendment No. 1.
Schedule TO-I filed May 29, 2020
Conditions of the Offer, page 21
1. All offer conditions must be objectively verifiable and outside the control of the bidder in the tender offer. To the extent a bidder reserves the right to assert an offer condition based upon its own action or inaction, without a reasonableness or materiality qualifier, the tender offer could be viewed as illusory and thus in contravention of Exchange Act section 14(e). Accordingly, please delete or revise the following language indicating that you may terminate the Offer if certain events

United States Securities and Exchange Commission

June 9, 2020

have occurred “regardless of the circumstances giving rise to the event…including any action or inaction by us…”
Response: The Company acknowledges the Staff’s comment and advises the Staff that the Company has revised the disclosure on page 21 of the Offer to Purchase to revise the parenthetical to say “other than any action or inaction by us” instead of “including any action or inaction by us.”
2. We note that you have included a condition that will be triggered by the “the commencement of a war, armed hostilities or other similar national or international calamity...on or after May 29, 2020;” as well as a condition concerning any material escalation of a war or armed hostilities which had commenced prior to May 29, 2020. You have not included a materiality qualifier or limited such events to one directly involving the United States. Therefore, if any event anywhere in the world “triggers” this condition while the Offer is pending, you must promptly amend the offer materials to advise shareholders whether you will waive the condition, or assert it and terminate the Offer. Depending on the timing of this event and your revised disclosure, you may also be required to extend the Offer. Please confirm your understanding in your response letter. Alternatively, please amend the condition to more narrowly tailor it. Please also make any conforming changes to the description of the same condition elsewhere in the Offer to Purchase.
Response: The Company acknowledges the Staff’s comment and advises the Staff that the Company has revised the disclosure on pages 4 and 21 of the Offer to Purchase to limit such events to those that directly or indirectly involve the United States or any country in which the Company operates and are reasonably likely to have a material adverse effect on the Company or its ability to consummate the Offer.
3. Refer to the following disclosure: “The conditions referred to above are for our sole benefit and may be asserted by us regardless of the circumstances giving rise to any such condition, and may be waived by us, in whole or in part, at any time…” This statement suggests you may become aware that an offer condition has been triggered or otherwise has become incapable of being satisfied, yet the offer may proceed without you making a disclosure. To the extent you become aware of any condition being triggered that would enable you to terminate the offer, and you elect to proceed with the offer anyway, we view that decision as tantamount to a waiver of the condition. If a condition is waived, a material change has occurred, requiring revised disclosure and (potentially) an extension of the Offer. Please revise the offer materials accordingly.
Response: The Company acknowledges the Staff’s comment and advises the Staff that the Company has revised the disclosure on page 22 of the Offer to Purchase as follows:
“The conditions referred to above are for our sole benefit and may be asserted by us regardless of the circumstances (other than action or inaction by us) giving rise to any

United States Securities and Exchange Commission

June 9, 2020

such condition, and may be waived by us, in whole or in part, at any time and from time to time in our reasonable discretion on or prior to the Expiration Date. Our failure at any time to exercise any of the foregoing rights will not be deemed a waiver of any right. Notwithstanding the foregoing, in the event that one or more of the events described above occurs, we will as promptly as practical notify shareholders of our determination as to whether to: (i) waive or modify the applicable condition(s) and continue the Offer; or (ii) terminate the Offer. ~~and each such right will be deemed an ongoing right that may be asserted at any time and from time to time.~~”
Schedule TO-C filed May 29, 2020

Exhibit 99.2, Email to Associates

4. We note your statement that “[i]n a modified Dutch auction tender offer, the company conducting the buyback specifies a price range at which it will buy back shares, and each shareholder who is interested in selling shares may offer to purchase them at the minimum price they are willing to accept per share, as well as specify the amount of shares they are willing to sell back” (emphasis added). Please revise this description to clarify that in a modified Dutch auction tender offer, the shareholders do not “offer to purchase” the shares. Rather, shareholders may indicate how many shares they wish to tender and at what price within the range.
Response: The Company acknowledges the Staff’s comment and advises the Staff that the Company has updated the disclosure, which it will file under Item 12 of Amendment No. 1, to indicate that each shareholder who is interested in selling shares may “indicate the minimum price per share within the price range such shareholder is willing to tender such shares as well as specify the amount of shares such shareholder is willing to tender.” Furthermore, the Company will ensure that any additional communications the Company makes to its Associates reflects the foregoing.

United States Securities and Exchange Commission

June 9, 2020

* * * * *
If you have any questions with respect to the foregoing, please do not hesitate to call me at 972-471-7400 or Matthew Bivona of Akin Gump Strauss Hauer & Feld LLP at 214-969-2702.

Very truly yours,

/s/ Erin Barta
Erin Barta
General Counsel and Corporate Secretary

cc:  Matthew Bivona
        Akin Gump Strauss Hauer & Feld LLP